

FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71188

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fifth Wall Securities LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3455 Peachtree Road NE, Suite 500
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Self	404-596-5393	jself@fifthwall.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Self _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fifth Wall Securities LP _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____ CFO / CCO

_____
Notary Public

DALIA GRIGGS
NOTARY
Commission Expires
10/22/2028
ALABAMA STATE AT LARGE
PUBLIC

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIFTH WALL SECURITIES LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FIFTH WALL SECURITIES LP

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of Fifth Wall Securities LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fifth Wall Securities LP as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fifth Wall Securities LP as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fifth Wall Securities LP's management. Our responsibility is to express an opinion on Fifth Wall Securities LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fifth Wall Securities LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have served as Fifth Wall Securities LP's auditor since 2024.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 30, 2026

FIFTH WALL SECURITIES LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	152,618
Accounts receivable		225,000
Prepaid expenses and deposits		13,112
TOTAL ASSETS	$	390,730

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	15,642
Due to affiliate		61,108
Discretionary Bonuses		225,000
TOTAL LIABILITIES		301,750

PARTNERS' EQUITY 88,980

TOTAL LIABILITIES AND PARTNERS' EQUITY	$	390,730

The accompanying notes are an integral part of this financial statement.

FIFTH WALL SECURITIES LP
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Wall Securities LP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a limited partnership ("LP") in Delaware on November 7, 2018 under the name Fifth Wall Advisory Partners LP subsequently changing its name to Fifth Wall Securities LP on November 9, 2023. The Company was approved as a broker-dealer and member of FINRA on April 29, 2024. The Company primarily engages in merchant banking services consisting of investment banking advisory for mergers, acquisitions and capital raises through private placements of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the financial condition, results of operations, and cash flows.

Cash – The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed insured limits.

Income taxes - The Company is a partnership for tax reporting purposes. Therefore, income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and the reported amounts of revenues and expenses period. Actual results could differ from those estimates.

Accounts Receivable and Credit Losses – Accounts receivable consist of receivables arising from brokerage-related services provided to customers in the ordinary course of business. As of December 31, 2025, accounts receivable totaled $225,000 and were due from a single customer.

Accounts Receivable and Credit Losses (continued) – The Company evaluates expected credit losses on accounts receivable in accordance with Accounting Standards Codification ("ASC") 326, Financial Instruments – Credit Losses, using an expected loss model. The Company applies a specific identification approach to evaluate credit risk, considering factors including the creditworthiness of the customer, historical payment experience, the age of the receivable, subsequent collections, and current and expected economic conditions.

The Company has not historically experienced material credit losses. As of December 31, 2025, the accounts receivable balance was current. Based on management's evaluation, the expected credit loss was determined to be de minimis, and accordingly, no allowance for credit losses was recorded as of December 31, 2025.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate, Fifth Wall Ventures Management LLC, for administrative services. These services include, but are not limited to, office space, equipment and supplies, professional services, administrative expenses, information technology and computer related expenses, and personnel related expenses. The Company has a related payable of $61,108 as of December 31, 2025 reflected as Due to affiliate on the Statement of Financial Condition.

4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2025, the Company had a balance below insured limits.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that require maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of December 31, 2025, the Company's net capital was $75,868 as defined by the SEC, which was $70,751 in excess of its minimum net capital requirement of $5,117. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

7. GOING CONCERN ASSESSMENT

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon either management's plans to achieve and sustain profitable operations or funding by its parent, Fifth Wall Asset Management, LLC. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

8. SEGMENT REPORTING

The Company is a registered securities broker-dealer, which has one reportable segment: investment banking advisory. The Company has identified its CFO/FINOP as the chief operating decision maker ("CODM"). The CODM uses the cost of keeping the company open and future potential for use of the Company, to make operation decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those prescribed in the summary of significant policies.

9. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and/or adjustments.